January 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attention:    Jason Drory
Celeste Murphy

Re:	Alexion Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 4, 2020
File No. 000-27756

Ladies and Gentlemen:

Alexion Pharmaceuticals, Inc. (the “Company”) respectfully submits this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated December 22, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 filed on February 4, 2020 (the “Form 10-K”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2019

General

1.We note that your forum selection provision in your amended and restated by-laws identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the forum selection provision in our amended and restated by-laws does not apply to actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934. The Company respectfully advises the Staff that it will include revised disclosure in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2020, to clarify that the forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder.

Please contact Doug Barry at 857-338-8786 with any questions regarding this matter.

Sincerely,

/s/ Doug Barry

Doug Barry
Vice President, Corporate Law
Alexion Pharmaceuticals, Inc.